Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation to AusBiotech
Invest 2025 conference

Melbourne, Australia, October 21, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting at the AusBiotech Invest conference on Tuesday 21st October 2025 (4:00 pm Australian Eastern time) in Melbourne.

A copy of the presentation being made is included below.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC. (Otto et al., 2011)

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

ProIBS®

Immuron has an exclusive distribution agreement with Calmino goup AB for the territories of Australia and New Zealand for ProIBS®. ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long- term use –as ProIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu.

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Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.(healthdirect.gov.au) According to available data, the IBS treatment market in Australia is estimated to be a part of the broader “Digestives & Intestinal Remedies” market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.(Statista)

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com Subscribe to Immuron’s InvestorHub: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

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Team

FY25 Financial Summary Global Sales Revenue $7.3m Up 49% Australian Sales Revenue $5.3m Up 40% North American Sales Revenue $2.0m Up 76% Gross Profit Margin 65.4% EBITDA (ex - R&D) 1 $(3.1)m $2.1m improvement Cash + Term Deposit $5.9m (excludes A$2.8m raised from the US placement) 2 1 ex - R&D: add back research & development, less R&D Tax Incentive and R&D grants; 2 30 June 2025, as reported in Immuron’s Appendix 4E (Cash $2.83m; Term Deposit $3.04m) and excludes the A$2.8m raised from the US placement of 32.9m shares at the AUD equivalent of $0.0824 per share conducted on the Nasdaq:IMRN completed 17 July 2025. The shares were purchased by US investors from Immuron’s US At - The - Market ( ATM ) facility. The ATM facility has now been fully utilised.

Travelan ® continued strong sales growth Global + FY2025 AUD$7.3 million up 49% on prior year + FY2026 Q1 AUD$2.0 million up 34% on FY2025 Q1 Australia + FY2025 AUD$5.2 million up 40% on prior year + FY2026 AUD$1.6 million up 52% on FY2025 Q1 North America + FY2025 AUD$2.0 million up 76% on prior year + FY2026 AUD$0.4 million down 8% on FY2025 Q1 + USA FY2026 AUD$0.4 million up 44% on FY2026 Q1 $8,000,000 $6,000,000 $4,000,000 $2,000,000 $ - Jul - Sep Oct - Dec Jan - Mar Apr - Jun Global Year to Date Net Sales ($AUD) FY24 FY25 $ - $2,000,000 $4,000,000 $6,000,000 $8,000,000 FY22 FY23 FY24 FY25 North America Australia

+ Reduce occurrence and reduce/relieve diarrhoea + Reduce/relieve abdominal cramping + Reduce/relieve gastrointestinal pain + Assists repair of gastrointestinal/gut wall lining + Enhance/promote immune defence + Enhance/promote health liver function Step 1 Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA) Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens. 1 Development of Highly Specific Vaccines Step 2 Isolation of Hyperimmune antibody - rich bovine colostrum Step 3 Oral Antimicrobial therapeutic without drawbacks of antibiotics Final Product Toxin Neutralization + Clearance of targeted gut pathogens Technology Platform

2H 2025 2026 2027 2028 202G Traveller's Diarrhoea Travelan® US$ 102 m Uniformed Services University 100% of 851 participants recruited Topline Data IMM - 124E Completed End of Phase 2 FDA meeting; Phase 3 Phase 3 Phase 3; FDA review FDA approval Clostridioides Difficile IMM - 529 US$ 400 m IND submission to FDA IND FDA approval (31 December 2025) Phase 2 Phase 2 License to partner for Phase 3 Anticipated Dates Current Status Indication Compound Peak U.S. sales Preclinical Phase 1 Phase 2 Phase 3 Registration Collaborator or Funding Source Pipeline and Key Milestones

Traveller’s Diarrhoea

. Travelan ®

Clostridioides Difficile Infection

IMM - 529

› Immuron’s development of IMM - 124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need › Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80 % protection against the development of diarrhea . › If base case efficacy targets are reached, IMM - 124 E would mostly be used by travelers going to the highest risk areas (e . g . , rural Central America/Asia/Africa) . › Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM - 124 E is projected at US $ 102 M . › Reaching higher efficacy goals could broaden use . L u m C a o n r i t p y o 1 r O a t p e po r t uni t y Assessment for IMM - 124E › Infectious disease experts reacted favorably to the IMM - 529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B › If IMM - 529 can achieve a significant reduction in recurrences among patients with CDI, it can reach peak revenues of ~US$400 million in USA › Based on new information about the overall CDI market and IMM - 529’s potential to be used earlier in the treatment algorithm (based on approvals for treatment and prevention of recurrence) › Derived wholly from secondary research, price target increased to Vowst level, as a second mover IMM - 529 is projected to reach a 30% share of the advanced treatment market Lum C a o n r i p ty or O a p te portunity Assessment for IMM - 529 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E - Travelan® Clostridioides difficile Infection (CDI) & Recurrence IMM - 529 1 - Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our - story/ Commercial Opportunity